UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

EXPLANATORY NOTE

On July 11, 2023, SEALSQ Corp (the “Company”) entered into a Securities Purchase Agreement with certain investors (the “Investors”) and issued, inter alia, warrants (the “First Tranche Warrants”) to purchase ordinary shares, par value $0.01 per share, of the Company (the “Ordinary Shares”). As previously disclosed, on December 30, 2024, the Company entered into a letter agreement with the Investors of all of its outstanding warrants, including the First Tranche Warrants, which provides the Investors with an opportunity to exercise such warrants to purchase Ordinary Shares, at a reduced exercise price and to receive additional Ordinary Shares upon exercise of such warrants, in each case prior to 5:00 p.m. (New York Time) on January 3, 2025.

The offering of Ordinary Shares to be issued to the Investors upon timely exercise of the First Tranche Warrants is made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 (the “Registration Statement”) by the U.S. Securities and Exchange Commission (the “Commission”). A prospectus supplement to the Registration Statement was filed with the Commission on January 2, 2025. The opinion of the Company’s counsel regarding the validity of the Ordinary Shares to be issued pursuant to the prospectus supplement is filed herewith as Exhibit 5.1.

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 5.1 and 23.1 filed herewith are hereby incorporated by reference in the Company’s Registration Statement on Form F-3 (File No. 333- 283358) and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

Exhibit No.	Description

5.1	Opinion of Harneys regarding the validity of the securities being registered
23.1	Consent of Harneys (included in Exhibit 5.1)